EXHIBIT A

                         LEGAL DESCRIPTION


Parcel 1:

The Easterly 50 feet of the Westerly 60 feet of Lots 1 and 2 except that part of said lots described as follows:

     The Easterly 10 feet of the Westerly 60 feet of Lots 1 and 2, the Easterly 40 feet of the Westerly 50 feet of the Southerly 20 feet of Lot 2; and that part of the asterly 20 feet of Westerly 50 feet of the Northerly 20 feet of the Southerly 40 feet of said Lot 2 lying Southeasterly of a line commencing on the Westerly line of the Easterly 10 feet of the Westerly 60 feet of Lot 2, 10 feet Southerly from the Northerly line of said lot; thence to the right on a curve having a radius of 20 feet to an intersection with the Northerly line of the Southerly 20 feet of Lot 2, all in Block 11, Whitney and Smith's Addition to St. Paul.


Parcel 2:

     Lots 3,7,8,9,10 and 11, Block 11, Whitney and Smith's Addition to St Paul, together with the benefits inuring to but subject to the burdens iposed on said premises by the following four insruments:

     a. A Party Wall Agreement between Laura E. Merriam and William R. Merriam, her husband, as first parties, and Frank P. Shepard and Annie M. Shepard, his wife, as second parties, recorded in the office of said Register if Deeds in Book 59 of iscellaneous Records, page 566. (covers Parcels 1 and 2)

     b. The Agreement between David C. Shepard and Stronge & Warner Company, corporation, as first parties, and Frank P. Shepard, as second party, recorded in said office in Book 59 of Miscellaneous Records, page 570.

     c. Agreement between Frank P. Shepard and Finch, Van Slyck & McConville, a corporation, as first parties, and David C. Shepard, as second party, recorded n said office in Book 57 of Miscellaneous Records, page 547.

     d. The Party Wall Agreement between North Minnesota Land Company, a corporation, as first party, and Frank P. shepard and Annie M. Shepard, his wife, and Finch, Van Sylyck & McConville, a corporation, as second parties, recorded in said office Book 57 of Miscellaneous Records, page 545.

Parcel 3:

     Lot 12, Block 11, Whitney and Smith's Addition to St. Paul,except the Westerly 95 feet thereof.

Parcel 4:

     The Westerly 95 feet of Lot 12, Block 11, Whitney & Smith's Addition to St. Paul.

Parcel 5:

     The Easterly 10 feet of the Westerly 60 feet of Lots 1 and 2; the
     Easterly 40 feet of the Westerly 50 feet of the Southerly 20 feet of Lot 2; and that part of the Easterly 20 ffet of the Westerly 50 feet of the Northerly 20 feet of the Southerly 40 feet of said Lot 2 lying Southeasterly of a line commencing on the Westerly ine of the Easterly 10 feet of the Westerly 60 feet of Lot 2, 10 ffet Southerly from the Northerly ine of said lot; thenceto the right on a curve having a radius of 20 feet to an intersection with the Northerly line of the Southerly 20 feet of Lot 2, all in Block 11, Whitney nd Smith's Addition to St.Paul, according to the recorded plot thereof in file and of record in the office of the Register of Deeds in and for Ramsey County, Minnesota.

     Together with Easement for Light and Air dated March 13, 1986, recorded and filed April 15, 1986, as Document Nos. 2309736(A) and 800081 (T).

Parcel 6:

     The Southwesterly 10 feet of Lots 1 and 2, Block 11, Whitney and Smith's Addition to St. Paul.


Ramsey County, Minnesota
Absract Property (Parcels 3,4 and 6)
Torrens Property (Parcels, 1,2 and 5)
Torrens Certificate No. 345603